Exhibit 99.1

Notice Regarding UBIC’s Additional Acquisition of Shares of UBIC Risk Consulting, Inc. (100% Ownership) and Absorption-Type Merger (by way of Simplified Merger)

TOKYO, January 22, 2015 (GLOBE NEWSWIRE) — At its meeting held on January 22, 2015, the Board of Directors of UBIC, Inc. (the “Company”) resolved to acquire the 20% of the outstanding shares of UBIC Risk Consulting, Inc. (“URC”), Company’s consolidated subsidiary, owned by JP Research and Consulting Co., Ltd. (“JP Research”), as described hereunder. As a result of the acquisition, URC will become the Company’s wholly-owned subsidiary.

At the same meeting, the Board of Directors of the Company resolved to merge URC with and into the Company once the acquisition of JP Research’s minority interest is completed, as described hereunder.

Since this merger is a simplified merger of its wholly-owned consolidated subsidiary into the parent, certain disclosure items and details have been omitted.

Particulars

1.                  Reasons for UBIC’s Acquisition of JP Research’s Equity Stake in URC and Purpose of Merger

The Company’s consolidated subsidiary URC was established in April 2011 with the Company owning 80% of the shares of URC and JP Research owning the remaining 20%, for the purpose of expanding digital forensic services. Since then, forensic services have been expanding at a satisfactory pace and last year URC streamlined its business by transferring some operations to the Company, retaining the risk management and research businesses. In order to further increase business efficiency, the Company has agreed with JP Research and URC that the Company will implement the above-described merger, where the Company survives after acquiring 100% ownership of URC.

In addition, the Company has agreed with JP Research that the Company will continue to work together with JP Research in digital forensic services and other related business.

2.                  Outline of the Acquisition of JP Research Shares of URC

(1)              Details of the number and price of acquired shares as well as the status of ownership before and after the acquisition

1)                  Number of shares owned by UBIC before the acquisition              800 shares (ownership ratio: 80%)

2)                  Number of acquired shares                                                                                                                                                                               200 shares

Acquisition value                                                                                                                                                                                                                                9,574,000 yen

3)                  Number of shares owned by UBIC after the acquisition                       1,000 shares (ownership ratio: 100%)

(2)              Date of share acquisition                                                                                                                                                                                 February 27, 2015

3.                  Outline of the Merger

(1)              Schedule

Resolution of the Board of Directors of UBIC                                                                January 22, 2015

Signing of the merger agreement                                                                                                                                     January 22, 2015

Scheduled date of the merger (effective date)                                                                  March 12, 2015

•             Since this merger is a simplified merger (kan-i-gappei) under Article 796, Paragraph 3 of the Companies Act for the Company, and a short-form merger (ryakushiki gappei) under Article 784, Paragraph 1 of the Companies Act for URC, a general meeting of shareholders for approval of the merger agreement is not required and will not be held at either company.

•             This merger will come into force on the condition that the Company has acquired all issued shares of URC.

(2)              Method of the merger

A merger with the Company as the surviving company and URC being dissolved.

(3)              Details of allotment related to the merger

Since URC will have become a wholly-owned subsidiary of the Company prior to the merger, there will be no issuance of new Company shares, capital increase or cash payment at the Company as a result of the merger.

(4)              Handling of share subscription rights and bonds with share subscription rights of the dissolving company

URC has not issued share subscription rights or bonds with share subscription rights.

4.                  Outline of Companies Involved in the Merger (as of December 31, 2014)

	Surviving company		Dissolving company
(1) Company name	UBIC, Inc.		UBIC Risk Consulting, Inc.
(2) Location of Head Office	2-12-23 Konan, Minato-ku, Tokyo		2-12-23 Konan, Minato-ku, Tokyo
(3) Name of Representative	Masahiro Morimoto		Keisuke Furuno
(4) Line of business	E-discovery, legal/compliance professional services		Sales, import and export of forensic products
(5) Capital	JPY 1,673,158 thousand		JPY 10,000,000
(6) Established	August 8, 2003		April 12, 2011
(7) Number of shares issued	35,411,360 shares		1,000 shares
(8) Fiscal year end	March 31		March 31
(9) Major shareholders and ownership ratio (as of September 30, 2014)	Masahiro Morimoto	19.54%	UBIC, Inc.	80%
	Focus Systems Co., Ltd.	8.42%	JP Research and Consulting Co. Ltd.	20%
	Naritomo Ikeue	7.68%
	Japan Trustee Services Bank, Ltd. (Trust Account)	5.45%
	Japan Master Trust Bank of Japan, Ltd. (Trust Account)	2.44%
	Nomura Securities Co., Ltd.	2.25%
	Japan Securities Finance Co., Ltd.	2.01%
	Junichi Hayashi	1.69%
	Tadahiro Kanbayashi	1.21%
	SBI Securities Co., Ltd.	1.17%
(10) Financial position and business results for the most recent fiscal year (as of March 31, 2014)
1) Net assets	JPY 3,419,213 thousand		JPY 47,500 thousand
2) Total assets	JPY 4,756,257 thousand		JPY 52,114 thousand
3) Net sales	JPY 2,665,496 thousand		JPY 81,418 thousand
4) Operating income or	- JPY 405,095 thousand		JPY 8,816 thousand

loss
5) Ordinary income or loss	- JPY 597,914 thousand	JPY 12,210 thousand
6) Net income or loss	- JPY 603,333 thousand	JPY 8,993 thousand
7) Net assets per share	JPY 93.65	JPY 47,500.66
8) Net income or loss per share	- JPY 17.71 yen	JPY 8,993.79

5.                  Status after the Merger

After the merger, there will be no change in company name, location of head office, name and title of representative, line of business, capital or fiscal year-end of the Company.

6.                  Future Outlook

Since this is a merger with the Company’s wholly-owned subsidiary, the impact of the merger on the Company’s consolidated business results will be minor.

About UBIC

UBIC, Inc. (Nasdaq:UBIC) (TSE:2158) is a leading provider of e-discovery and digital forensic services for Asia and the world. UBIC has extensive experience working with electronically stored information composed in Chinese, Japanese and Korean (CJK) languages and utilizes that expertise for clients involved in cross-border litigation, corporate investigations, intellectual property disputes and much more. At the forefront of e-discovery innovation, UBIC’s proprietary Lit i View® platform is moving the industry from “fact discovery” to “future discovery” by allowing clients to analyze e-mail messages and digital communications found in big data to reveal patterns in human thought and behavior.

For more information about UBIC, contact usinfo@ubicna.com or visit http://www.ubicna.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the amount of data that UBIC expects to manage this year and the potential uses for UBIC’s new service in intellectual property-related litigation, contain forward-looking statements. UBIC may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about UBIC’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: UBIC’s goals and strategies; UBIC’s expansion plans; the expected growth of the data center services market; expectations regarding demand for, and market acceptance of, UBIC’s services; UBIC’s expectations regarding keeping and strengthening its relationships with customers; UBIC’s plans to invest in research and development to enhance its solution and service offerings; and general economic and business conditions in the regions where UBIC provides solutions and services. Further information regarding these and other risks is included in UBIC’s reports filed with, or furnished to the Securities and Exchange Commission. UBIC does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and UBIC undertakes no duty to update such information, except as required under applicable law.

CONTACT: CEO and Chairman of the Board

Masahiro Morimoto

Address any inquiries to

Chief Financial Officer and Chief Administrative Officer

Masami Yaguchi

Tel. 81-3-5463-6344